Exhibit 99.19

Notice to ASX and LSE

Rio Tinto plc and Rio Tinto Limited – 2017 Final and 2018 Interim Dividend Dates

23 November 2017

Set out below are the relevant dates for the Rio Tinto plc and Rio Tinto Limited 2017 final and 2018 interim dividends.

2017 Final Dividend
01 March 2018	Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADRs quoted “ex-dividend” for the 2017 final dividend
02 March 2018	Record date
20 March 2018	Final date for elections under the Rio Tinto plc and Rio Tinto Limited Dividend Reinvestment Plans and under facilities for dividends to be paid in alternative currency (GBP/AUD)
5 April 2018	Dividend currency conversion date
12 April 2018	Payment date

2018 Interim Dividend
9 August 2018	Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADRs quoted “ex-dividend” for the 2018 interim dividend
10 August 2018	Record date
30 August 2018	Final date for elections under the Rio Tinto plc and Rio Tinto Limited Dividend Reinvestment Plans and under facilities for dividends to be paid in alternative currency (GBP/AUD)
13 September 2018	Dividend currency conversion date
20 September 2018	Payment date
LEI: 213800YOEO5OQ72G2R82 Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State

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Media Relations, United Kingdom

Illtud Harri

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David Outhwaite

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David Luff

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Investor Relations, United Kingdom

John Smelt

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David Ovington

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Nick Parkinson

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Media Relations, Australia

Jonathan Rose

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Investor Relations, Australia

Natalie Worley

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M +61 409 210 462

Rachel Storrs

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M +61 417 401 018

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404